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                                 INHIBITEX, INC.
                              9005 WESTSIDE PARKWAY
                              ALPHARETTA, GA 30004




                                                              September 19, 2005

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Albert C. Lee

         Re:      Inhibitex, Inc.
                  Registration Statement on Form S-3
                  SEC File No. 333-128070

Ladies and Gentlemen:


                  In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on September 21, 2005 or as soon thereafter as possible. Thank you very much for your consideration of this.

                  Inhibitex, Inc. (the "Company") hereby acknowledges that:

                  - should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                  - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                  - the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                               Very truly yours,


                                               /s/ Russell H. Plumb
                                               --------------------------------
                                               Russell H. Plumb
                                               Vice President, Finance and
                                               Administration and
                                               Chief Financial Officer

cc:      David S. Rosenthal, Esq.